FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 6, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital Corporate
Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59
State Registry (NIRE) 35.300.326.237

MONITORING OF THE AGRICULTURAL OPERATIONS ESTIMATES

2024/2025 HARVEST YEAR

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), a Brazilian leader in the acquisition, development and sale of rural properties with high upside potential, informs its shareholders and the market in general about the monitoring and any adjustments to the agricultural operations estimates for the 2024/2025 harvest year.

Planted area per culture (hectare)

Faced with a favorable scenario for corn, with the expectation of better prices, the Company chose to expand its area intended for second-crop corn.

Due to the weather conditions in Mato Grosso, with the delay of rainfall within the ideal planting window, the Company reduced by 1,600 hectares its cotton area, switching it to soybean crops. Despite this adjustment, total planted area increased 3% compared to the previous crop year, with a 1% deviation from the initial estimate.

Production per culture (tons)

The revision of the crop mix will result in an increase of 4% in total grain and cotton production, driven by the growth of 39% in the estimated production of second-crop corn in relation to the initial projection. This change reflect the optimization of the planted area, aiming to maximize the profitability of agricultural production.

Sugarcane

By September 30, 2024, we harvested 1,600,000 tons of sugarcane, corresponding to 84.72 tons of cane per hectare (TCH). By the end of the harvest in December, we should deliver a total of 2.0 million tons, in line with estimates.

Cattle Raising

We have an inventory of 16,000 head of cattle distributed over 16,307 hectares of active pasture in Brazil and Paraguay.

Note that the first four months of each crop year historically register lower weight gain, due to the distribution of rainfall and availability of pasture.

Production cost (R$/ha)

It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance. To learn more about the Company's operating estimates, see the projections section of our Reference Form.

São Paulo, November 6th, 2024.

Gustavo Javier López

CFO and IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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